SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No         X

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

PETRÓLEO BRASILEIRO S.A.—PETROBRAS,

HELD ON APRIL 27, 2017

(Drawn up in a summarized form, as authorized by Section 1 of article 130 of Law No. 6404, of December 15, 1976)

PUBLICLY-HELD COMPANY

Taxpayer Identification CNPJ No. 33.000.167/0001-01

Company Register Identification Number NIRE 33300032061

I.	DATE, TIME AND PLACE:

Meetings held on April 27, 2017, at 03:00 PM, at the Company Headquarters, on Avenida República do Chile No. 65, Centro, Rio de Janeiro, RJ.

II.	ATTENDANCE, QUORUM AND CALL NOTICE:

There were present shareholders representing the percentage corresponding to 86.62% of the common shares which make up the capital stock, as attested by the records and signatures on the Book of Attendance of Shareholders, informed and called by the Advertisement published in the issues of March 27, 28 and 29. 2017 of the periodical Official Gazette of the State of Rio de Janeiro [Diário Oficial do Estado do Rio de Janeiro] and of March 25, 26, 27, 28 and 29, 2017 of the periodical Valor Econômico, and by the Call Notice published in the issues of March 27, 28 and 29, 2017 of the periodical Diário Oficial do Estado do Rio de Janeiro [Official Gazette of the State of Rio de Janeiro] and of March 29, 30 and 31, 2017 of the periodical Valor Econômico. The Meetings were chaired by the shareholder Francisco Augusto da Costa e Silva, appointed by an Act of the Company’s CEO, Pedro Pullen Parente, based on article 42 of the Bylaws of Petrobras. Mrs. Maria Teresa Pereira Lima, Attorney of the National Treasury General Attorney’s Office was present. There were also present, pursuant to the provisions of paragraph 1 of article 134 of Law No. 6.404, of December 15, 1976, Brazilian Corporations Law [Lei das Sociedades por Ações], the Chairman of the Board of Directors Luiz Nelson Guedes de Carvalho, Board Director and Chairman of the Statutory Audit Committee Jerônimo Antunes, Board Director Durval José Soledade Santos, Executive Officer Solange da Silva Guedes, Executive Officers Ivan de Souza Monteiro, Hugo Repsold Júnior, João Adalberto Elek Junior, Jorge Celestino Ramos, Nelson Luiz Costa Silva and Roberto Moro. Also, pursuant to the above provision of the law, there were present Messrs. Alexandre Vinícius Ribeiro de Figueiredo, Fernando Chiqueto da Silva and Patricio Marques Roche, representatives of PricewaterhouseCoopers Auditores Independentes. There were also present Mrs. Marisete Fátima Dadald Pereira and Messrs. Reginaldo Ferreira Alexandre and Walter Luis Bernardes Albertoni, members of the Company’s Audit Committee , pursuant to the provisions of article 164 of said Law.

III.	PRESIDING OFFICERS:

•	Chairman of the Meeting: Francisco Augusto da Costa e Silva
•	Chairman of the Board of Directors: Luiz Nelson Guedes de Carvalho
•	Board Director and Chairman of the Statutory Audit Committee: Jerônimo Antunes
•	Representative of the Federal Government: Maria Teresa Pereira Lima
•	Secretary: João Gonçalves Gabriel

After this General Meeting of Shareholders was convened and before reading the Agenda, it was informed by the Chairman of the Meeting that, in attention to article 21W, Section 4 of CVM [Brazilian Securities & Exchange Commission] Instruction No. 481, of December 17, 2009, with wording given by CVM Instructions Nos. 561, of April 07, 2015, and 570 of November 18, 2015, shareholders representing 4.87% of the voting capital stock and 10.73% of the preferred shares issued by the Company sent their instructions by absentee ballot, to be expressed during the voting of each of the items of the topic, the relevant consolidated voting map being available for consultation by those presents who requested it.

IV.	AGENDA:

Annual General Meeting

I.	Take the accounts from the management, examine, discuss and vote the Management Report and the Financial Statements of the Company, accompanied by the independent auditors report and the Opinion of the Audit Committee , for the fiscal year ended on December 31, 2016;

II.	Election of 5 (five) members of the Audit Committee , among which 1 (one) is appointed by the minority shareholders and 1 (one) by the holders of preferred shares, both through the separate election process, and relevant alternates, and;

III.	Establishment of the compensation of the management, members of the Audit Committee and members of the Board of Directors’ Statutory Advisory Committees.

Extraordinary General Meeting

I.	Proposal of reform of the Bylaws of Petrobras, to the effect of:

(i)	Amending article 14, to provide expressly for the possibility of creation and wind up of subsidiary. Whose purpose is, exclusively, to hold corporate interests, as set forth in article 8, Section 2 of Decree No. 8.945/16;

(ii)	Amending article 16, to include a sole paragraph, to establish that, notwithstanding the provisions of the differentiations set forth in articles 54 and 56 of Decree No. 8.945/16 for smaller size companies (with gross annual revenue of less than BRL 90 million), all the requirements and impediments to the management, as well as to the members of the Audit Committee , shall be uniform and isonomic for the selection and approval both in the scope of the holding company, and of the companies which integrate the Petrobras System;

(iii)	Amending the caput of article 18, to provide expressly that the term of management of the members of the Board of Directors shall be unified, pursuant to article 24, VI of Decree No. 8.945/16;

(iv)	Amending article 18, to insert Section 6, which forbids the reelection of any member of the Board of Directors that did not participate in any of the annual trainings provided by the Company in the last 2 years, pursuant to article 42, sole paragraph of Decree No. 8.945/16;

(v)	Amending article 18, to insert Section 7, which provides that, in any event, a former Board Director can only return to the Company after the period equivalent to one management term has elapsed, pursuant to article 24, Section 4 of Decree No. 8.945/16;

(vi)	Amending the caput of article 20, to provide expressly that the term of management of members of the Executive Office shall be unified, pursuant to article 24, VII of Decree No. 8.945/16;

(vii)	Amending article 20, to insert Section 3, which brings the additional requirement to the position of Executive Officer, in relation to the requirements for Board Directors, pursuant to article 24, II of Decree No. 8945/16;

(viii)	Amending article 20, to insert Section 4, which forbids the reappointment of a member of the Executive Office who did not participate in any annual training provided by the Company in the last 2 years, pursuant to article 42, sole paragraph of Decree No. 8.945/16;

(ix)	Amending article 20, to insert Section 5, which provides that, in any event, the former member of the Executive Office may only return to the Company after the period equivalent to a management term has elapsed, pursuant to article 24, Section 4 of Decree No. 8.945/16;

(x)	Amending the caput do article 21 to set forth express submission by the management of the Company to the conditions set out in Decree No. 8.945/16, in addition to those set forth in Law No. 6.404/76, Law No. 13.303/16 and in the Referral Policy;

(xi)	Amending article 21, to include Subsections 1, 2 and 3, which determine the application, to all the management, of the additional conditions of unblemished reputation described therein and to be detailed in the Referral Policy;

(xii)	Amending article 21, to include Section 4, which sets for the assignment of the Committee of Appointment, Remuneration and Succession (“CIRS”) of analyzing the additional conditions of unblemished reputation, within a maximum of 8 business days from the submission of the information relative to the person appointed, which term may be extended for up to an equal term, or suspended, according to the case;

(xiii)	Amending article 21, Section 2, which after renumbering, shall become Section 6, to establish isonomy of requirements and criteria for all the members of the Board of Directors, including the representative of the employees;

(xiv)	Amending article 21, to include Section 7, to provide the possibility of the candidate appointed making clarifications, by request of the CIRS;

(xv)	Amending article 29 to insert, in items II, IV, VII e XIII, the competencies set forth in articles 9, Section 1; 24, III; 32, II and 37, Section 3 of Decree No. 8.945/16;

(xvi)	Amending article 30 to insert, in items VI e VIII, the competencies set forth in articles 8, Section 2 and 32, I of Decree No. 8.945/16, as well as to make adjustments in the wording;

(xvii)	Amending article 30, items II, IV, IX, XIV and XV, to make adjustments in the wording;

(xviii)	Amending article 30, Section 1, former sole paragraph, to set forth the Minority Members’ Committee as a statutory committee supporting the Board of Directors;

(xix)	Amending article 30, to include Section 2, which provides that the CIRS shall comply with the assignments set forth in article 21 of Decree No. 8.945/16, as well as analyze the unblemished reputation criteria set forth in the proposal of amendment to article 21 of the Bylaws;

(xx)	Amending article 30 to include Subsections 3 and 4, which provide for the cases of calling the Minority Members’ Committee, as a measure of good governance in the prior evaluation of transactions involving the Federal Government, its agencies and foundations as well as federal state-run companies, provided that outside the ordinary course of business of the Company, and discipline the composition of the Committee;

(xxi)	Amending article 32 to include Section 5, which provides that transactions with the Federal Government Federal, its agencies and foundations, shall be approved by the vote of 2/3 (two-thirds) of the Directors present;

(xxii)	Amending article 34 to include letter “l,” in item II, which expressly sets forth the authority of the Executive Office to approve labor covenants or collective labor agreements, as well proposing labor bargaining agreements;

(xxiii)	Amending article 35, Section 2 to improve the wording, using the terminology used for assignments linked directly to the Executive Officers, according to the need verified by the Company;

(xxiv)	Amending the caput of article 43 to set forth expressly submission of the Members of the Audit Committee of the Company to the conditions of Decree No. 8.945/16, in the Referral Policy, and to the unblemished reputation criteria set forth in article 21 do Bylaws;

(xxv)	Amending article 43, Section 2, to adjust the wording;

(xxvi)	Amending article 44 to include Section 1, which forbids the reappointment of Members of the Audit Committee who did not participate in any annual training provided by the Company in the last 2 years, pursuant to article 42, sole paragraph of Decree No. 8.945/16, and;

(xxvii)	Amending article 44 to include Section 2, which established that, in any event, the former member of the Audit Committee may only return to the Company after the period equivalent to a term of activity has elapsed, pursuant to article 24, Section 4 of Decree No. 8.945/16;

II.	Restatement of the Bylaws to reflect the amendments and alterations approved, and;

III.	Proposal of insertion, in the Referral Policy of the Members of the Audit Committee , Board of Directors and Executive Office of Petrobras, of additional requirements of unblemished reputation, in addition to those in Law 13.303, of June 30, 2016, and of Decree 8.945, of December 27, 2016, pursuant to article 40, item XIII of the Bylaws of Petrobras.

V.	RESOLUTIONS TAKEN:

In Points of Order

It was approved, without the objection by none present, the drawing up in a summarized form, of the minutes, pursuant to article 130 of Law No. 6.404, of December 15, 1976. Drawing up of the minutes of the minutes of the Annual General Meeting together with the minutes of the Extraordinary General Meeting was also approved, without objection, as authorized by article 131, sole paragraph, of the Brazilian Corporations Law. Finally, accepting the position of the legal department of Petrobras, expressed by the Corporate Law Coordinator Paula Porto Pinto Barreto, based on article 62, sole paragraph, of Law No. 9.478, of August 06, 1997, and on article 5 of the Bylaws of Petrobras, it was rejected, by the Chairman of the Meeting, a request made by Mr. Macário Serrano Elias, attorney-in-fact of Shareholder Ciro César Dal Bem, to apply in these Meetings the content of article 111, Section 1, of Law No. 6.404, of December 15, 1976.

At Annual General Meeting:

Item I: There were approved, by majority (according to the voting map attached to these minutes), with the legal abstentions, the accounts of the Management, the Management Report and the Financial Statements for the fiscal year of December 31, 2016, accompanied by the Opinion of the Audit Committee and by the Independent Auditors’ Opinion. The Federal Government emphasized, according to the Opinion of the National Treasury, the effects which may result from the disclosure of new information relative to operation Carwash [“Lava-Jato”] , which substantially modify the assumptions and estimates used during the preparation of the Financial Statements. The Federal Government also repeated the determination, already made in previous meetings, that Petrobras should continue to promote the new necessary legal measures, in connection with any authority or venue, individually and/or as a joint party to the Federal Prosecutors Office, pursuant to Law No. 8.429, of June 2, 1992 (Action against Dishonest Administrative Administrator or Employee), all of them able to promote the recovery of losses caused by acts committed by its former leaders and third parties, in the scope of Operation Carwash.

Item II: The majority of the shareholders present elected (according to the voting map attached to these minutes), in compliance with the vote of the Federal Government representative , as members of the Company’s Audit Committee , with term of office until the next Annual General Meeting, Mrs. Marisete Fátima Dadald Pereira, Brazilian, born in the city of Crissiumal (RS), married, holder of ID No. 15.132, issued by the Regional Accountancy Council of the State of Santa Catarina—CRC/SC, and of Taxpayer Identification Number CPF 409.905.160-91, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP [Postal Code] 20231-030, whose deputy is Mrs. Agnes Maria de Aragão da Costa, Brazilian, born in the city of São Paulo (SP), married, economist, holder of ID RG No. 11869726-7, issued by Instituto Félix Pacheco – IFP/RJ, and of CPF No. 080.909.187-94, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030; and Mr. Eduardo Cesar Pasa, Brazilian, born in the city of Faxinal Soturno (RS), married, accountant, holder of ID No. DF-017601-O5, issued by the Regional Accountancy Council of the Federal District [CRC/DF], and of CPF No. 541035920-87, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030, whose deputy is Mr. Maurycio José Andrade Correia, Brazilian, born in the city of Recife (PE), married, lawyer, holder of ID No. 3.575.440, issued by the Public Security Department—SSP/PE, and of CPF no. 719201104-53, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030. The shareholders present also elected by the majority vote (according to the voting map attached to these minutes), in compliance with the vote of the Federal Government representative, as a member of the Audit Committee of the Company, as a representative of the National Treasury, Mr. Adriano Pereira de Paula, Brazilian, born in the city of Rio de Janeiro (RJ), divorced, economist, holder of ID No. 55562102, issued by Instituto Félix Pacheco—IFP/RJ, and CPF No. 743.481.327-04, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030, whose deputy is Mr. José Franco Medeiros de Morais, Brazilian, born in the city of Brasília (DF), under the regime of cohabitation, economist, holder of ID No. 817.921, issued by SSP/DF, and CPF No. 665.559.571-15, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030.

Below, as set forth in article 240 of the Brazilian Corporations Law, with abstention by the Federal Government, was elected by majority vote (according to the voting map attached to these minutes), as member of the Company’s Audit Committee , with term of office until the next Annual General Meeting, by separate vote of the minority shareholders, Mr. Reginaldo Ferreira Alexandre, Brazilian, born in the city of São Paulo (SP), married, economist, holder of ID No. 8.781.281, issued by SSP/SP, CPF No. 003.662.408-03, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030, whose deputy is Mr. Marcelo Gasparino da Silva, Brazilian, born in the city of Florianópolis (SC), married, lawyer, holder of ID No. 2302967, issued by SSP/SC, CPF No. 807.383.469-34, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030.

Also elected by majority vote (according to the voting map attached to these minutes), with the Federal Government’s abstention , as member of the Company’s Audit Committee , as also provided by article 240 da Brazilian Corporations Law, with term of office until the next Annual General Meeting, by separate ballot of preferred shareholders holders, Mr. Walter Luis Bernardes Albertoni, Brazilian, born in the City of São Paulo (SP), married, lawyer, holder of ID No. 14.009.886-0, issued by SSP/SP, and CPF No. 147.427.468-48, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030, whose deputy is Mr. José Pais Rangel, Brazilian, born in the City of Campos dos Goytacazes (RJ), married, lawyer, holder of ID No. 22191, issued by the Brazilian Bar Association—OAB/RJ, and CPF No. 239.775.667-68, domiciled at Avenida Henrique Valadares 28, Torre A, 19º andar, Centro, Rio de Janeiro (RJ), CEP 20231-030.

Before proceeding to each of the separate ballots of minority shareholders and holders of preferred shares, for the elections of the Audit Committee , the Chairman of the Meeting read and requested that it be included in the minutes, the guidance of Circular Official Letter/CVM/SEP/No. 01/2017, which prescribes that it is incumbent upon each complementary private pension entity, to assess whether its vote is influenced, to a certain extent, by the controlling shareholder of Petrobras and that, if it decides to vote in the separate ballot, it shall be able to submit, if questioned after the Meeting, elements that enable it to demonstrate that there was no such influence.

Additionally, before proceeding to each of the separate ballots by minority and preferred shareholders , for the elections for the Audit Committee , the Chairman of the Meeting read and requested that it be stated in the minutes the guidance that eventual candidacies presented during the Meetings should comply with the legal and statutory requirements and impediments applicable to candidates to the Audit Committee of Petrobras, which should be accompanied by the completed form and supporting documentation referred on pages 29 to 36 of the Meeting Manual, which, if presented, would be analyzed in the Annual General Meeting by the Board Secretary, pursuant to article 22, Section 4 of Decree No. 8.945/16.

Item III: It was approved by majority (according to the voting map attached to these minutes), in compliance with the vote of the Federal Government representative, cast according to the guidance of the Office of Coordination and Governance of State-Run Companies [Secretaria de Coordenação e Governança das Empresas Estatais] (SEST), contained in Technical Note No. 5443/2017-MP, of April 18, 2017, and observing the provisions of the article 40, item IV of Exhibit I to Decree No. 8.818, of 2016 to: a) establish in up to BRL 28,573,425.59 the overall remuneration to be paid to the Company’s management, in the period comprised between April this year and March of the following year; b) recommend observing the individual limits established by SEST, stressing its authority to establish these limits for the twelve-month period, by caption and by position, pronouncing according to the table furnished by it, sticking to the overall limit defined in the letter “a”; c) delegate to the Board of Directors the authority to authorize the effective monthly payment of the remuneration, pursuant to the overall and individual limits set forth in letters “a” and “b,” respectively; d) prohibit the payment of Christmas bonus, except in case of a final unappealable and favorable pronouncement by the Federal Court of Accounts—TCU in Case No. 03000.003329/2016-96; e) set the monthly fees to the members of the Board of Directors and of the tenured members of the Audit Committee at a tenth of the average monthly remuneration to the members of the Executive Office, excluding the values relative to vacations’ premium and benefits; f) expressly prohibit the transfer of any benefits which, occasionally, may be granted to employees of the Company, on the occasional of formalization of the Collective Labor Agreement [Acordo Coletivo de Trabalho – ACT] on its respective base date; g) forbid the payment of any remuneration item not decided on at this Meeting to the management, including benefits of any nature and representation funds, pursuant to the terms of Law No. 6.404/76, article 152; h) set the monthly fees of the members of the Audit Committee at 10% of the average monthly remuneration of the members of the Executive Office, excluding the values relative to vacation premium and benefits; and i) condition the payment of “quarantine” on approval by the Public Ethics Committee of the Presidency of the Republic [Comissão de Ética Pública da Presidência da República – CEP/PR], pursuant to the legislation in force.

Having nothing further to discuss in the scope of the Annual General Meeting, the Annual General Meeting was adjourned, and the Extraordinary General Meeting was convened.

At Extraordinary General Meeting:

Item I: By a majority vote of the shareholders present, (according to the voting map attached to these minutes), the alterations to the Bylaws of Petrobras were approved, pursuant to the proposal of the Administration, except articles 14; 21, Section 1, V and 30, VI, whose wording was approved, in compliance with the vote of the representative of the Federal Government. The alterations were the following: Art. 21 (.)(i) “Art. 14 – For strict compliance with the activities linked to its purpose, Petrobras may, pursuant to the authorization granted by Law no. 9.478, of 1997, organize, and pursuant legislation in force, terminate wholly-owned subsidiaries, companies whose corporate purpose is to participate in other companies, pursuant to article 8, Section 2 of Decree No. 8.945, of December 27, 2016, as well as associate itself, in majority and/or minority manner, with other companies.”; (ii) “Art. 21 (.) and (iii) “Art. 30.Section 1, V – not having been included within the system of disciplinary consequence in the scope of any subsidiary, controlled or affiliated company of Petrobras or have incurred any labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigations, when applicable” and (iii) “Art. 30. (.)”. VI – organization and pursuant to the legislation in force, termination of wholly-owned subsidiaries, of companies whose corporate purpose is to participate in other companies, interests of the Company in controlled or affiliated companies, the transfer or cessation of this interest, as well as the acquisition of shares or membership interest units of other companies.”

Item II: It was approved by majority (according to the voting map attached to these minutes) and as resolved in item I of the Agenda of the Extraordinary General Meeting, Restatement of the Bylaws, to reflect the alterations resolved at this Meeting. Thus, the Bylaws of Petróleo Brasileiro S.A.—Petrobras, from the date of this Extraordinary General Meeting, shall have the following wording:

“BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Chapter I—Nature, Headquarters and Purpose of the Company

Art. 1- Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed-capital company, controlled by the Federal Government with indefinite duration, which shall be governed by the rules of the Brazilian Corporations Law (Law No. 6.404, of December 15, 1976) and by these Bylaws.

Sole paragraph. The control by the Federal Government shall be exercised by the ownership and title to, at least, 50% (fifty percent), plus 1 (one) share, of the Company’s voting capital.

Art. 2- Petrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and it may set up, in Brazil and abroad, branches, agencies and offices.

Art. 3- The purpose of the Company is the research, exploration, refining, processing, trading and transportation of oil from well, from schist, or other rocks, of its byproducts, of natural gas and other fluid hydrocarbons, in addition to activities linked to energy, and it may promote research, development, production, transportation, distribution and trading of all forms of energy, as well any other correlative or similar activities.

Section 1- The economic activities linked to its corporate purpose shall be developed by the Company on a free competition with other companies’ basis, according to market conditions, pursuant to other principles and guidelines of Law No. 9.478, of August 6, 1997 and Law No. 10.438, of April 26, 2002.

Section 2- Petrobras, directly or through its wholly-owned subsidiaries, in association or not with third parties, may conduct in Brazil or outside its national territory, any of the activities that integrate its corporate purpose.

Chapter II—Capital Stock, Shares and Shareholders

Art. 4- The Company’s Capital Stock is BRL 205,431,960,490.52 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred and ninety-six thousand and nine hundred and thirty) shares, without par value, 7,442,454,142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand and one hundred and forty-two) being common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand and eighty-eight) preferred shares.

Section 1- The increase in capital by the issuance of shares shall be previously submitted to resolution by the General Meeting.

Section 2- The Company, by resolution of the Board of Directors, may acquire treasury stock to remain in treasury, for cancellation or subsequent disposal, up to the amount of the balance of available profits and reserves, except the legal reserve, without reducing the capital stock, pursuant to the legislation in force.

Section 3- The capital stock may be increased by issuing preferred shares, without maintaining a proportion to its common shares, observing the legal limit of two-thirds of the capital stock, as well as observing the preemption right of all the shareholders.

Art. 5- The Company’s shares shall be common, with voting rights, and preferred, these always without voting right.

Section 1- The preferred shares may not be converted into common shares or vice-versa.

Section 2—The preferred shares shall have priority in the case of reimbursement of the capital and receiving of dividends, at least, of 5% (five percent) calculated on the portion of the capital represented by this type of share, or of 3% (three percent) of the value of the shareholders’ equity value of the shares, the larger always prevailing, and participating in equal conditions with the common shares, in the increases of the capital stock resulting from the incorporation of reserves and profits.

Section 3- The preferred shares shall participate, non-cumulatively, in equal conditions, with common shares, in the distribution of dividends, when greater than the minimum percentage assured to them in the previous paragraph.

Art. 6- Paying up of the shares shall comply with the rules established by the General Meeting. In the event of default by the shareholder, and regardless of notification, the Company may execute or determine the sale of the shares, at the account and risk of the same.

Art. 7- The Company’s shares, which are all book-entry shares, shall be held, in the name of their holders, in a deposit account of a financial institution authorized by Comissão de Valores Mobiliários – CVM [the Brazilian Securities & Exchange Commission], without issuance of certificate.

Art. 8- The shareholders shall be entitled, each fiscal year, to dividends and/or interest on shareholders’ equity, which may not be less than 25% (twenty-five percent) of the adjusted net profits, pursuant to the Brazilian Corporations Law, apportioned by the shares into which the Company’s capital is divided.

Art. 9- Except for resolution, to the contrary, by the General Meeting, the Company shall pay dividends and interest of shareholders’ equity, due to the shareholders, within 60 (sixty) days from the date on which they are declared and, in any case, within corresponding fiscal year, pursuant to the relevant legal rules.

Sole paragraph. The Company may, upon resolution by its Board of Directors, advance values to its shareholders, on account of dividends or interest on shareholders ‘equity, these being restated by the SELIC rate (basic Brazilian interest rate) from the date of the effective payment until termination of the fiscal year, as set forth in article 204 of Law No. 6.404, of 1976.

Art. 10- Dividends not claimed by the shareholders within 3 (three) years, counting from the date on which they have been provided to the shareholders, shall prescribe by statute of limitations in favor of the Company.

Art. 11- The amounts of the dividends and interest, on account of remuneration on shareholders’ equity, due to the National Treasury and to the other shareholders, shall incur financial charges equivalent to the SELIC rate, from the end of the fiscal year until the date of effective collection or payment, without prejudice the application of default interest when this collection is verified on the date established by the General Meeting.

Art. 12- In addition to the Federal Government, in the capacity of controlling shareholder of the Company, natural persons or legal entities, whether Brazilian or foreign, residing or not in Brazil, may be shareholders.

Art. 13- The shareholder may be represented at the General Meetings as set forth in article 126 of Law No. 6.404, of 1976, by submitting, thereon, or previously depositing, the evidence issued by the depositary financial institution, accompanied by an ID document or power of attorney with specific powers.

Section 1- Representation of the Federal Government at the General Meetings of the Company shall be as per the terms of the specific federal legislation.

Section 2- At the General Meeting of Shareholders which resolves on the election of members of the Board of Directors, entitlement to vote of shareholders who are holders of preferred shares is conditional on the set forth in Section 6 of article 141 of Law No. 6.404, of 1976, of proven uninterrupted ownership for the term of 3 (three) months, at least, immediately prior to when the Meeting is held.

Chapter III – Wholly-owned Subsidiaries, Controlled and Affiliated Companies

Art. 14- For strict compliance with the activities linked to its purpose, Petrobras may, pursuant to the authorized by Law No. 9.478, of 1997, organize and, pursuant to the legislation in force, terminate wholly-owned subsidiaries, companies whose corporate purpose is to participate in other companies, pursuant to article 8, Section 2 of Decree No. 8.945, of December 27, 2016, as well as associate itself, in majority and/or minority manner, with other companies.

Art. 15- Pursuant to the provisions of Law No. 9.478, of 1997, Petrobras and its wholly-owned subsidiaries, controlled and affiliated companies, may acquire shares or units of other companies, participate in special-purpose companies, as well as associate themselves with Brazilian and foreign companies and form consortia with them, as the leading company or not, seeking to expand activities, join technologies and expand investments on activities linked to its purpose.

Art. 16- The governance standards of Petrobras, as well as the common corporate standards established by Petrobras, by technical, administrative, financial and legal guidance, apply fully to its wholly-owned subsidiaries and controlled companies, and, as far as possible, to affiliated companies, observing the resolutions of the administration bodies of each company, and the strategic planning approved by the Board of Directors of Petrobras.

Sole paragraph. The referrals or appointments to a management office or audit committee which apply to the Company at its subsidiaries, controlled and affiliated companies, shall fully observe the requirements and prohibitions imposed by the Brazilian Corporations Law, as well as those set forth in article 21, Subsection1, 2 and 3 of these Bylaws, in Law No. 13.303, of June 30, 2016 and in Decree No. 8.945, of December 2016.

Chapter IV – Administration of the Company

Section I – Directors and Executive Officers

Art.17- Petrobras shall be directed by a Board of Directors, with deliberative assignments and an Executive Office.

Art.18- The Board of Directors shall be comprised of, at least, 7 (seven) and a maximum of 10 (ten) members. The General Meeting of Shareholders shall designate the Chairman of the Board of Directors from among the Board Directors, all with a unified term of management, which may not exceed 2 (two) years, reelection being admitted.

Section 1- In the case of vacancy in the office of Chairman of the Board of Directors, the substitute shall be elected at the first Annual Meeting of the Board of Directors and will hold the office until the next General Meeting.

Section 2- The member of the Board of Directors appointed, pursuant to the caput [main section] of this article, may be reelected at the most for 3 (three) consecutive terms.

Section 3- In the case of the member do Board of Directors elected by the employees, the reelection limit shall comply with the legislation and regulations in force.

Section 4- The offices of Chairman of the Board of Directors and CEO of the Company cannot be held by the same person.

Section 5-The Board of Directors must be comprised of, at least, 25% (twenty-five percent) of independent members, pursuant to the terms of article 22, Section 1, of Law No. 13.303 of June 30, 2016, or of at least 1 (one), if there is not a decision by the exercise over the option of multiple votes by the minority shareholders, pursuant to article 141 da Law No. 6.404, of December 15, 1976.

Section 6- The Board Director, who has not participated in the annual training provided by the Company in the last 2 (two) years cannot be reelected.

Section 7- Once the maximum term of reelection has been reached, the Board Director can only return to the Company after the period equivalent to one management term has elapsed.

Art. 19- The rules below shall be observed during the process of election of members of the Board of Directors by the General Meeting of Shareholders:

I- The minority shareholders are assured the right to elect one Director, if a larger number is not allowed by the multiple vote process.

II- Shareholders holding preferred shares, which represent together, at least 10% (ten percent) of the capital stock, excluding the controlling shareholder, are assured the right to elect and remove 1 (one) member of the Board of Directors, on a separate ballot at the General Meeting.

III- Whenever, cumulatively, the election of the Board of Directors occurs by the multiple vote system, and the holders of common or preferred shares exercise the right to elect a Director, the Federal Government shall have the right to elect Directors for a number equal to those elected by the other shareholders and by the employees, plus one, regardless of the number of Directors established in article 18 of these Bylaws;

IV- Employees are assured the right to appoint 1 (one) member of the Board of Directors on a separate ballot, by the direct vote of their peer, pursuant to Section 1 of article 2 of Law 12.353 of December 28, 2010.

Art. 20- The Executive Office shall be comprised of one Chairman, chosen by the Board of Directors from among its members, and 7 (seven) Executive Officers, elected by the Board of Directors, among Brazilians residing in Brazil, with a unified term of management not to exceed 2 (two) years, a maximum of 3 (three) consecutive reelections being permitted. They may be removed at any time.

Section 1- The Board of Directors shall observe, in the choice and election among the members of the Executive Office, their professional capacity, notorious knowledge and specialization in the respective contract areas in which this management will act, pursuant to the Basic Organization Plan.

Section 2- The members of the Executive Office shall hold their offices full-time and be exclusively devoted to the service of Petrobras; however, after justification and approval by the Board of Directors, the simultaneous holding of positions of administration in the wholly-owned subsidiaries, controlled and affiliated companies of the Company and, exceptionally, in the Board of Directors of other companies is allowed.

Section 3- The members of the Executive Office, in addition to the requirements made to the members of the Board of Directors, pursuant to article 21 below, shall meet the requirement of 10 (ten) years’ experience in leadership, in the business or in a correlated area, as specified in the Company’s Referral Policy.

Section 4- The reelection of the member of the Executive Office, who has not participated in any annual training provided by the Company in the last 2 (two) years is forbidden.

Section 5- Once the maximum term for reelection has been reached, the Executive Officer can only return to Petrobras after the period equivalent to one management term has elapsed.

Art. 21- The investiture in a position of administration of the Company shall comply with the conditions imposed by article 147 and complemented by those set forth in article 162 of Law No. 6.404 of December 15, 1976, as well the conditions set forth in the Referral Policy, in Law No. 13.303, of June 30, 2016 and in Decree No. 8.945, of December 27, 2016.

Section 1- For purposes of compliance with the requirements and legal restrictions, the Company will also consider the following conditions for the characterization of unblemished reputation of the person referred or appointed to the management position, which shall be detailed in the Referral Policy:

I- not have against oneself, legal or administrative proceedings with a court decision unfavorable to the appointee, in second instance, pursuant to the activity to be performed;

II- not have any commercial or financial pending issues, which have been the subject of protest or inclusion of protest or inclusion in official register of defaulting persons, though it is possible to provide clarifications to the Company on such facts;

III- diligence adopted for the resolution of notes made in internal or external control reports in processes and/or activities under his or her administration, when applicable;

IV- not have committed any serious fault related to noncompliance with the Code of Ethics, Guide of Conduct, Petrobras Corruption Prevention Program Manual or other regulations, when applicable;

V- not having been included within the system of disciplinary consequence in the scope of any subsidiary, controlled or affiliated company of Petrobras or have incurred any labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years, as a result of internal investigations, when applicable;

Section 2- The appointee to the management position may not have any conflict of interest with the Company.

Section 3- The appointee may not accumulate more than two remunerated positions in the board of directors or audit committee in the Company or in any subsidiary, controlled or affiliated company of Petrobras.

Section 4- The legal and integrity requirements shall be analyzed by the Committee of Appointment, Remuneration and Succession, within 8 (eight) business days, from the submittal of the information by the candidate or the person or entity indicating him or her, which term may be extended by further 8 (eight) business days, at the request of the Committee. If there is an objectively evidenced reason, the term of analysis may be suspended, by a formal act of the Committee.

Section 5- Investiture in administration offices by persons who have ascendants, descendants or collateral relatives holding office in Board of Directors, in the Executive Office or in the Audit Committee of the Company shall be prohibited.

Section 6- The investiture of a representative of the employees in the Board of Directors shall be subject to the requirements and restrictions established in the Brazilian Corporations Law, in Law 13.303, of June 30, 2016, in Decree 8.945, of December 27, 2016, in Referral Policy and in s Subsection1 and 2 of this article.

Section 7- The Committee of Appointment, Remuneration and Succession may request to the appointee to the office to attend an interview to make clarifications with respect to the requirements of this article, but acceptation of the invitation for the interview, shall be at the discretion of the appointee.

Art. 22- The Directors and members of the Executive Office shall be invested in their office by signing terms of investiture in the Minute Book of Members’ Meetings of the Board of Directors and Executive Office, respectively.

Section 1- The term of investiture shall contain, under penalty of nullity: (i) the indication of at least one domicile in which the administrator shall receive service of process and summons in administrative and legal proceedings relative to the acts of his administration, which shall be considered to have been complied with by delivery at the domicile informed, which can only be altered by informing the Company in writing; (ii) consent to contracts eventually executed by Petrobras with stock exchange or organized counter market maintenance entities accredited by CVM, whose objective is to adopt corporate governance standards established by these entities, being responsible for the compliance with such contracts and respective regulations of differentiated corporate governance practices, if applicable; and (iii) consent to the terms of the arbitration clause contemplated in article 58 of these Bylaws and other terms established by the legislation and by the Company.

Section 2- The investiture of the Director residing or domiciled abroad is subject to the appointment of a representative residing in Brazil, with powers to receive service of process in actions filed against him based on the corporate legislation, by a power of attorney, which shall be valid for at least 3 (three) years after the end of the term of office of the Director.

Section 3- Before his or her investiture, and upon leaving office, the member of the Board of Directors and of the Executive Office shall submit a statement of property, which shall be filed at the Company.

Art. 23- The members of the Board of Directors and of the Executive Office shall be liable, pursuant to the terms of article 158 of Law No. 6.404, of 1976, individually, jointly and severally, for the act that they performed and for the losses which result from them to the Company; they may not participate in resolutions on transactions involving companies in which they hold interest of more than 10% (ten percent), or in which they held a management position during the period immediately prior to their investiture in the Company.

Section 1- The Company shall assure defense in legal and administrative proceedings to its current and past management members, in addition to maintaining a permanent insurance contract in their favor, to preserve them from liability for acts resulting from holding the office or assignment, which will cover their entire respective term of office in such positions or assignments.

Section 2- The guarantee set forth in the previous paragraph is extended to members of the Audit Committee , as well as to all the employees and agents of the Company who act legally by delegation of the Company’s management.

Art. 24- The Executive Officer who does not participate in 3 (three) consecutive annual meetings, without a justified reason or leave of absence granted by the Board of Directors, shall forfeit his position.

Art. 25- In the case of vacancy in the office of a Director, a substitute shall be appointed by the remaining Directors and will serve until the first General Meeting that is held, as set forth in article 150 of Law No. 6.404 of 1976.

Section 1- The Director, or member of the Executive Office, elected as a substitute, shall complete the term of administration of the party replaced, and when this term of administration has ended, he or she shall remain in office until the investiture of the successor.

Section 2- If the Director representing the employees does not meet the requirements of administration, the following shall be observed:

I- the second most voted member, if more than half of the term of administration has not elapsed, will assume the position;

II- new elections shall be called, if more than half of the term of administration has elapsed.

Section 3- In the case covered by Section 2, the substitute Director shall complete the term of administration of the Director replaced.

Art. 26- The Company shall be represented, in or out of Court, individually, by its CEO or by, at least, 2 (two) Executive Officers together, and it may appoint attorneys-in-fact or representatives.

Art. 27- The CEO and the Executive Officers may not be absent from office, annually, for more than 30 (thirty) consecutive or non-consecutive days, without leave of absence or authorization by the Board of Directors.

Section 1- The CEO and the Executive Officers shall be entitled to 30 (thirty) days remunerated leave with prior authorization by the Executive Office, although they may not be paid double compensation for the leave not used in the previous year.

Section 2- The CEO shall appoint, among the Executive Officers, his eventual surrogate.

Section 3- In the case of vacancy in the office of CEO, the Chairman of the Board of Directors shall appoint the surrogate among the other members of the Executive Office until the election of the new CEO pursuant to the terms of article 20.

Section 4- In the case of absence or impediment of an Executive Officer, his tasks shall be assumed by a surrogate chosen by the same, among the other members of the Executive Office or one of his direct subordinates, the latter up to a maximum term of 30 (thirty) days.

Section 5- In the case of a subordinate being appointed, subject to approval by the CEO, the same shall participate in all the routine activities of the Executive Officer, including being present at meetings of the Executive Office, to instruct on the matter of the area of contact of the relevant Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the administration, the former members of the Executive Office, of the Board of Directors and of the Audit Committee will be prevented, for a period of six months, counted from the end of the term of office, if a longer term is not established in the regulatory standards, from:

I- accepting the office of administrator or member of the audit committee, exercising activities or providing any service to companies competing with the Company;

II- accepting office of administrator or member of the audit committee, or establishing a professional relationship with a natural person or legal entity, which whom or which they have maintained a direct and substantial official relationship in the six months prior to the end of the term of office, if a longer period is not established in the regulatory standards; and

III- sponsoring, directly or indirectly, interest(s) of a natural person or legal entity, to the body or entity of the Federal Public Administrations, with which he has had a direct and substantial official relationship in the six months prior to the end of his term of office, if a longer period is not established in the regulatory standards.

Section 1- The period mentioned in the caput of this article includes eventual periods of remunerated annual leave not enjoyed.

Section 2- During the period of impediment, the former members of the Executive Office, of the Board of Directors and of the Audit Committee shall be entitled to a compensatory remuneration equivalent only to the monthly fees of the function which they held.

Section 3- The former members of the Executive Office, Board of Directors and Audit Committee who choose to return, before the end of the period of impediment shall not be entitled to perform the function or hold the office, permanent or higher, which they held, prior to their investiture, in the public or private administration.

Section 4- Failure to comply with the impediment of six months’ entails, in addition to loss compensatory remuneration, refund of the amount already received on this account and payment of a fine of 20% (twenty percent) on the total compensatory remuneration which would be due in the period, without prejudice to reimbursement of the losses and damages which he eventually causes.

Section 5- The beginning of payment of the compensatory remuneration shall be preceded by formal consultation to the Ethics Commission of the Presidency of the Republic, pursuant to the terms of article 8 of Law No. 12.813/2013.

Section II – Board of Directors

Art. 29- The Board of Directors is the highest-level guiding and directing body of Petrobras, and it shall:

I- establish the general guidance of the Company’s business, defining its mission, strategic objectives and guidelines;

II- approve, by proposal of the Executive Office, the strategic plan, the respective pluriannual plans and annual programs of expenditures and investments, promoting, annually, analysis with respect to the fulfillment of the targets and execution of such plans, and publish their conclusions and inform them to the National Congress and Federal Court of Accounts [Tribunal de Contas da União];

III- investigate the administration of the Executive Office and its members and set their assignments, assessing, at any time, the books and documents of the Company;

IV- assess, annually, the individual and collective performance results of the management and members of the Board Committees, with methodological and procedural support of the Committee of Appointment, Remuneration and Succession, observing the following minimum requirements: a) exposition of the administration acts performed with respect to the lawfulness and effectiveness of the managerial and administrative action; b) contribution to the fiscal year income; and c) accomplishment of the objectives established in the business plan and compliance with the long-term strategy contemplated in article 37, Section 1 of Decree No. 8.945, of December 27, 2016;

V- approve annually, the value above which the acts, contracts or operations, although under the competence of their members, shall be submitted to the approval of the Board of Directors;

VI- resolve on the issuance of simple debentures, not convertible into shares and without secured guarantee;

VII- establish the overall policies of the Company, including the policy of strategic, financial, risks, investments, environmental management as well as management of disclosures, distribution of dividends, transactions with related parties, speakers, human resources and minority interests, pursuant to the provisions of article 9, Section 1 of Decree No. 8.945, of December 27, 2016;

VIII- approve the transfer of title to Company assets, including concession agreements and authorizations for refining of oil, processing of natural gas, import and export of oil, its byproducts and natural gas, being able to set value limits for the performance of these acts by the Executive Office or its members;

IX- approve the Electoral Regulation of choice of the Board of Directors member elected by the employees;

X- approve the plants that provide for the admission, career, succession, advantages and disciplinary system of Petrobras’ employees;

XI- approve the Referral Policy which contains the minimum requirements for indication of the members of the Board of Directors and its Committees, of the Audit Committee and of the Executive Office, to be provided, widely, to the shareholders and to the market, within the limits of the applicable legislation;

XII- approve and disclose the Annual Letter and the Corporate Governance Letter, as set forth in Law No. 13.303/16;

XIII- implement, directly or through other bodies of the Company, and supervise the risks and internal control systems established for prevention and mitigation of the primary risks, including those related to the integrity of accounting and financial information, and those related with the occurrence of corruption and fraud.

Section 1- The establishment of the human resources policy contemplated in item VII may not have the participation of the Director, who is the representative of the employees, if the discussions and resolution on the agenda involve matters with respect to trade union relations, remuneration, benefits and advantages, including matters of complementary pension plans and welfare, cases in which conflict of interest is characterized.

Section 2- Whenever the Referral Policy intends to impose requirements additional to those contained in the applicable legislation for the Board Directors and for Members of the Audit Committee, such requirements shall be referred to resolution by the shareholders, at General Meeting.

Art. 30- The Board of Directors shall also resolve on the following matters:

I- the Basic Organization Plan and its modifications, observing the duties to each member of the Executive Office, as established in article 36 of these Bylaws;

II- appointment and removal of the tenured members of the general structure of the Company, proposed by the Executive Office, based on the criteria established by the Board of Directors;

III- authorization for the acquisition of shares issued by the Company to remain in treasury or cancellation, as well as subsequent disposal of these shares, except in the cases of authority of the General Meeting, pursuant to the legal, regulatory and statutory provisions;

IV- swap of securities issued by it;

V- election and removal of the members of the Executive Office;

VI- the organization and pursuant to the legislation in force, termination of wholly-owned subsidiaries, companies whose corporate purpose is to hold interest in other companies, interests of the Company in controlled or affiliated companies, transfer of cessation of these interests, as well as the acquisition of shares or units of other companies;

VII- call of the General Meeting of shareholders, in the cases set forth in the law, publishing the call notice at least 15 (fifteen) days in advance of the meetings;

VIII- Code of Ethics, Code of Good Practices and Internal Regulation of the Board of Directors and Guide of Conduct of the Petrobras System;

IX- Policy and Guidelines of Corporate Governance of Petrobras;

X- choice and removal of independent auditors, who may not provide for the Company consulting services during the effectiveness of the contract;

XI- Management Report and accounts of the Executive Office;

XII- choice among the members of the Committees of the Board, among its members and/or among persons from the market with notorious experience and technical capacity in relation to the specialization of the respective Committee, and approval of the assignments and rules of operation of the Committees;

XIII- subjects which, by virtue of legal provision, or by determination of the General Meeting, depend on resolution by it;

XIV- integrity and compliance criteria, as well as the other relevant criteria and requirements applicable to the election of members of the Executive Office and to the indication of Execution Managers, who shall comply, at least, with the requirements contained in article 21, Subsection1, 2 and 3 of these Bylaws;

XV- cases not covered by these Bylaws.

Section 1- The Board of Directors shall have 6 (six) advisory Committees, with specific assignments of analysis and recommendation on certain matters, directly linked to the Board: Strategic Committee; Financial Committee; Statutory Audit Committee; Health, Safety and Environment Committee and Committee of Appointment, Remuneration and Succession and Minority Members’ Committee.

I- The opinions of the Committees do not constitute a condition necessary to the submission of matters to examination and resolution by the Board of Directors;

II- The members of the Committees may participate as guests in all the meetings of the Board of Directors;

III- The composition and working standards of Committees shall be disciplined by regulations to be approved by the Board of Directors.

Section 2- The Committee of Appointment, Remuneration and Succession shall have the assignments set forth in article 21 a 23 of Decree No. 8.945, of December 27, 2016, and shall also analyze the integrity requirements set forth in article 21 of these Bylaws for the investiture in management position and of members from the audit committee [fiscal council] of the Company.

Section 3- Whenever it is necessary to asset operations with the Federal Government, its agencies and foundations, and federal-state-run companies, provided that outside the normal course of business of the Company, and which are under the authority of approval by the Board of Directors, the Minority Members’ Committee shall provide previous assistance, issuing its opinion, with respect to the intended transaction.

Section 4- Said Minority Members’ Committee shall be comprised of the two members of the Board of Directors appointed by the minority shareholders, in addition to a third independent member, who meets the requirements of article 22, Section 1 of Law No. 13.303, of June 30, 2016, chosen by the other members, who may or may not be a member of the Board of Directors.

Art. 31- The Board of Directors may determine that inspections, auditing or taking of accounts be conducted in the Company, as well as that specialist, experts or external auditors are hired to instruct on the matters subject to resolution by it.

Art. 32- The Board of Directors shall meet, with the presence of the majority of its members, by call of its Chairman or the majority of its Directors, ordinarily, at least every thirty days, and, extraordinarily, whenever necessary.

Section 1- It is authorized, if necessary, participation of the Directors at the meeting, by conference call, video conference, or other means of communication, which may guarantee their effective participation and the authenticity of their vote. The Director, in this event, shall be considered present during the meeting, and his vote shall be considered valid for all legal purposes and incorporated into the minutes of said meeting.

Section 2- The matters submitted to appreciation by the Board of Directors shall be supported by the decision of the Executive Office, pronouncements by the technical area or of the competent Committee, and by a legal opinion, when necessary to examine the matter.

Section 3- The Chairman of the Board, through his own initiative or by request of any Director, may call members of the Executive Office of the Company to attend the meetings and provide clarifications or information regarding the matters being appreciated.

Section 4- The resolutions of the Board of Directors shall be adopted by the majority vote of Directors present and shall be recorded in the appropriate minute book of member´s meetings.

Section 5- Transactions with the Federal Government, its agencies and foundations, shall be approved by the vote of 2/3 (two-thirds) of the Directors present.

Section 6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III – The Executive Office

Art. 33- It is incumbent upon the Executive Office and its members to manage the Company’s business, according to the mission, goals, strategies and guidelines established by the Board of Directors.

Section 1- The Governance and Compliance Executive Officer are assured, in the performance of his duties, the possibility of reporting directly to the Board of Directors in the cases covered by article 9, Section 4 of Law No. 13.303/16.

Section 2- The Board of Directors may delegate assignments to the Executive Office, except for those expressly set forth in the corporate law and pursuant to the authority established in such delegations.

Art. 34- The Executive Office shall:

I- Assess, approve and submit to the approval of the Board of Directors:

a) the bases and guidelines for preparation of the strategic plan, as well as of the annual programs and pluriannual plans;

b) the strategic plan, the respective pluriannual plans, as well as annual plans and programs of expenditures and investments of the Company with the relevant projects;

c) the cost and investments’ budget of the Company;

d) the result of performance of the Company’s activities.

e) the appointment of the Company’s Executive Managers, based on the criteria established by the Board of Directors.

f) the plans which provide for the admission, career, succession, advantages and disciplinary regime of the Petrobras employees.

II- approve:

a) the technical-economic assessment criteria for investment projects, with the relevant plans of delegation of responsibility for their execution and implementation;

b) the criteria of economic use of production areas and minimum coefficient of oil and gas reserves, observing the specific legislation;

c) the prices’ policy and the basic price structures of the Company’s products;

d) the plan of accounts, basic criteria for verification of results, amortization and depreciation of invested capital, and changes of accounting practices;

e) the manuals and corporate governance standards, accounting, personnel administration, hiring and execution of works and services, supply and disposal of materials and equipment, of operation and other corporate standards necessary to instruct the operation of the Company;

f) standards for assignment of use, lease real property owned by the Company;

g) the basic and complementary structure of the Company, considering the definitions contained in the Basic Organization Plan, with its relevant responsibilities, as well as create, transfer or terminate Operation Units, agencies, branches and offices in Brazil and abroad;

h) the creation and termination of non-statutory Committees linked to the Executive Office or its members, approving the relevant standards of operation, assignments and limits of authority for performance;

i) the value above which the acts, contracts or transactions, although under the authority of the CEO or of the Executive Officers, shall be submitted for approval by the Executive Office, observing the authority established by the Board of Directors;

j) the annual insurance plan of the Company;

l) labor covenant or collective labor agreement, as well as proposing collective labor bargaining.

III- ensure the implementation of the Strategic Plan and of the pluriannual plans and annual programs’ expenditures and investments of the Company, with the relevant project, observing the approved budget limits;

IV- resolve on trademarks and patents, names and insignia.

Art. 35- The Executive Office shall meet ordinarily, once a week, with the majority of its members, among them, the CEO or his surrogate, and, extraordinarily, upon call by the CEO or of two-thirds of the Executive Officers.

Section 1- The Executive Office shall rely on advisory assistance by the Statutory Technical Investment and Divestment Committee.

Section 2- The members of the Executive Office shall have 7 (seven) Statutory Technical Advisory Committees, comprised of tenured members of the Company’s general structure, with specific assignments of analysis and recommendation on determined matters, observing the provisions of article 160 of Law 6.404/76: Statutory Technical Committee of Development of Production and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Financial and Investors’ Relations Committee; Statutory Technical Committee of Corporate Matters; Statutory Technical Committee of Governance and Compliance; and Statutory Technical Strategy, Organization and Management System Committee.

Section 3- The advisory support provided by the Statutory Technical Committees does not bind the Executive Office or its members, as the case may be, but they are a necessary condition for examination and resolution in matters within the scope of the relevant authorities.

Section 4- The composition, rules of operation and assignments of the Statutory Technical Committees shall be disciplined by Internal Regulations, to be approved by the Board of Directors.

Art. 36- It is individually incumbent upon:

Section 1- The CEO, to:

I- call, chair and coordinate the works of the meetings of the Executive Office;

II- propose to the Board of Directors the appointment of the Executive Officers;

III- provide information to the Board of Directors, to the State Minister to which the Company is bound, and to the control bodies of the Federal Government, as well as to the Federal Court of Accounts – TCU and to the National Congress;

IV- ensure the mobilization of funds to deal with situations of severe risk to health, safety and environment;

V- perform other duties assigned to him or her, by the Board of Directors.

Section 2- The Executive Officer of Production & Technology Development, to:

I- ensure the development of production systems projects of E&P, Refining, Natural Gas and Energy;

II- guarantee the Company’s interests in connection with the regulating bodies related to his or her area of activity;

III- manage and develop projects of construction, maintenance and abandonment of wells, installation of subsea systems, maritime production surface, of industrial facilities and onshore pipelines, among others;

IV- develop and provide technological solutions, which make the Company’ strategic plan feasible;

V- perform other duties assigned to him or her by the Board of Directors.

Section 3- The Exploration & Production Executive Officer:

I- coordinate the projects of optimization of assets in Onshore Fields, Shallow Waters, Deep Waters and Ultra Deep Waters;

II- manage exploratory assets, as well as implement the breakdown of the corporate strategy, operational planning and assessment of performance of operating nature;

III- approve and manage partnerships and interests in exploratory blocks;

IV- guarantee the Company’s interests in connection with the regulating bodies related to his or her area of activity;

V- manage services of logistics of support to the Company’s operations and investments related to his or her area of activity;

VI- define the strategy and pointers for decommissioning, maintenance of wells and subsea systems;

VII- perform other duties assigned to him or her by the Board of Directors.

Section 4- The Refining and Natural Gas Executive Officer:

I- manage operations within the industry, logistics and trading of by-products of oil and natural gas, electric energy and nitrogen fertilizers;

II- coordinate the implementation of the breakdown of the corporate strategy, portfolio definitions, operational planning and performance assessment of an operating nature;

III- approve and manage partnerships related to his or her area of activity;

IV- guarantee the Company’s interests with the regulating bodies related to his or her area of activity;

V- manage the offer of by-products of oil, natural gas, electric energy and nitrogen fertilizers;

VI- perform other duties assigned to him or her by the Board of Directors.

Section 5- The Financial and Investors’ Relations Executive Officer:

I- provide the funds necessary to the Company’s operation, conducting the processes of contracting loans and financing, as well as correlative services;

II- operate the Company’s monetary funds, always together with another Executive Officer;

III- be responsible for providing information to the investor public, CVM [the Brazilian Securities & Exchange Commission] and to stock exchanges or the organized counter markets, both national and international, as well as to the corresponding regulatory and inspection agencies, and keep the Company’s records in these institutions up-to-date;

IV- record in the accounts, control and report to the Executive Office, the Company’s economic-financial transactions, including those of its wholly-owned subsidiaries and other controlled companies;

V- promote the Company’s financial management and monitor the financial management of its wholly-owned subsidiaries, controlled and affiliated companies and consortia;

VI- coordinate the processes of acquisition and disposal of corporate interests held by the Company, observing the provisions of the legislation and regulation in force;

VII- perform other duties assigned to him or her by the Board of Directors.

Section 6- The Corporate Matters Executive Officer:

I- propose to the Executive Office, plans that provide on admission, career, succession, advantages and disciplinary regime of the employees of Petrobras;

II- approve the headcount of personnel of the units of the Company;

III- direct and promote the application of the policies and guidelines of human resources of the Company;

IV- propose, implement and maintain the Company’s telecommunications and IT systems;

V- provide the Company with shared infrastructure and administrative support resources and services;

VI- coordinate the process of planning and contracting of goods and services and of acquisition and disposal of materials and property;

VII- direct and promote the application of the policies, guidelines and standards of Health, Safety and Environment of the Company;

VIII- direct and promote the application of the Company’s Social Responsibility policies, guidelines and standards;

IX- perform other duties assigned to him or her by the Board of Directors.

Section 7- The Governance and Compliance Executive Officer:

I- direct and promote the application of the governance and compliance standards, guidelines and procedures;

II- coordinate the management of the necessary compliance and internal controls, including fraud and corruption aspects;

III- monitor the ramifications relative to the Company’s information channel and ensure reporting of violations identified and their results to the Executive Office and Board of Directors;

IV- perform other duties assigned to him or her by the Board of Directors.

Section 8- The Strategy, Organization and Management System Executive Officer:

I- propose the bases and guidelines for the preparation of the strategic plan as well as of the annual programs and pluriannual plans;

II- coordinate the preparation of the strategic plan as well as of the respective pluriannual plans and annual programs of expenditures and investments of the Company with the relevant projects;

III- submit to the approval of the Executive Office the technical-economic assessment criteria for investment projects and delegation of responsibility of their execution and implementation;

IV- follow up and report to the Executive Office the economic-financial performance of investment projects, according to the targets and results approved by the Executive Office and Board of Directors;

V- coordinate the preparation of the Basic Organization Plan, containing, among others, the general structure of the Company and its general assignments, as well the Petrobras organization model;

VI- guarantee the execution of the strategies with more dynamic decisions, defining action plans’ costs, risks, business performance and investment goals and targets;

VII- direct and promote the application of the risks’ management policy pursuant to the legislation in force;

VIII- coordinate the integrated vision or corporate risks, incorporate the management of risks in strategic decisions, contributing to the preparation of the matrix of corporate risks of all types and report to Executive Office and the Board of Directors the main effects of the risks on the results of Petrobras;

IX- propose the establishment of a management system which:

a) modernize management, improving monitoring and control of the Company’s performance through the use of internal and external benchmarks and risks’ analyses to support decision-making;

b) break down goals and targets, up to supervision level;

c) appoint those who are responsible for them;

d) permit timely follow up and compliance with these targets and the risks associated to them, with the respective mitigation plans, in articulation with the executive offices responsible;

e) establish a system of consequences aligned with its compliance, according to meritocracy criteria.

Section 9- The CEO and each Executive Officer, among the contact areas described in the Basic Organization Plan:

I- implement the strategic plan and the budget approved by the Board of Directors, with use of the Company’s management system;

II- hire and dismiss employees e formalize appointments to managerial offices and roles;

III- assign employees to missions abroad;

IV- follow up, control and report to the Executive Office, the technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras holds interest or to which it is associated;

V- appoint and instruct the Company’s representatives at the General Meetings Company of wholly-owned subsidiaries, controlled and affiliated companies, in compliance with the guidelines established by the Board of Directors as well as the applicable corporate guidelines;

VI- manage, supervise and assess the performance of the activities of the units under his or her direct responsibility, as established in the Basic Organization Plan, as well perform management acts correlated to these activities, being able to set value limits for delegation of the performance of these acts, observing the corporate standards approved by the Executive Office;

VII- approve the standards and procedures for the performance of the activities of the units under his or her direct responsibility, as established in the Basic Organization Plan.

Art. 37- The resolutions of the Executive Office shall be taken by a majority vote among the members present and recorded in the appropriate minute book of member´s meetings.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Office shall send to the Board of Directors copies of the minutes of their meetings and provide information, which enables it to assess the performance of the Company’s activities.

Sole paragraph. The members of the Executive Office shall send to the Board of Directors a report on the acts performed in the exercise of their individual authorities.

Chapter V – The General Meeting

Art. 39- The Annual General Meeting shall be held annually, in the term set forth in article 132 of Law No. 6.404, of 1976, in a place, date and time previously established by the Board of Directors, to resolve on the matters under its authority, especially:

I- take the accounts of the management; examine, discuss and vote the financial statements;

II- decide on the allocation of the fiscal year profit and distribution of dividends;

III- elect the members of the Board of Directors and of the Audit Committee .

Art. 40- The Extraordinary General Meeting, in addition to the cases set forth in the law, shall meet by call of the Board of Directors, to resolve on matters of interest to the Company, especially:

I- reform of the Bylaws;

II- modification in the capital stock;

III –assessment of property with which the shareholder concurs to increase the capital stock;

IV- issuance of debentures convertible into shares or their sale when in treasury;

V- incorporation of the Company to another company, its dissolution, transformation, spin-off and merger;

VI- Company´s participation in a group of companies;

VII- disposal of control of the capital stock of wholly-owned subsidiaries of the Company;

VIII- removal of members from the Board of Directors;

IX- disposal of debentures convertible into shares held by the Company and issued by its wholly-owned subsidiaries and controlled companies;

X- cancellation of registration as publicly held company;

XI- choice of a specialized company, after submittal by the Board of Directors of a triple list of specialized companies, to prepare the valuation report of its shares by their relevant economic value, to be used in events of cancellation of the registration of publicly held company or of failure to conform with corporate governance standards, defined by the stock exchange or entity that maintain organized counter market, accredited by CVM, with the objective of complying with the standards established by the competent regulation of differentiate practices of corporate governance published by such entities, and pursuant to the terms of contracts eventually executed by Petrobras with these same entities;

XII- waiver of the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XIII- approval of requirements of the Referral Policy additional to those contained in the applicable legislation for the Board Directors and Members of the Audit Committee.

Section 1- Resolution of the matter set forth in item XI of this article shall be taken by absolute majority of votes of the outstanding common shares, blank votes not being computed.

Section 2- In the event of a public offering of shares formulated by the controlling shareholder, the same shall bear with the costs of preparation of the valuation report.

Art. 41- The General Meeting shall set, annually, the aggregate or individual amount of the remuneration of the management, as well as the limits of their sharing in the profits, observing the rules of the specific legislation, and of the members of the advisory Committees of the Board of Directors.

Art. 42- The General Meetings shall be chaired by the CEO of the Company or a deputy who the same may appoint, and, in the absence of both, by a shareholder chosen by the majority of the votes of the members present.

Sole paragraph. The Chairman of the Meeting will choose the Secretary, among the shareholders present.

Chapter VI – The Audit Committee

Art. 43- The Audit Committee , of a permanent nature, is comprised of up to five members and respective deputies, elected by the Annual General Meeting, all residing in Brazil, observing the requirements and impediments established by the Brazilian Corporations Law, in the Referral Policy, in Decree 8.945, of December 27, 2016 and in article 21, Subsection1, 2 and 3 of these Bylaws, shareholders or not, of which one shall be elected by the holders of minority common shares and another by the holders of preferred shares, on separate ballot.

Section 1- From among the members of the Audit Committee, one shall be appointed by the State Minister of Finance, as a representative of the National Treasury.

Section 2- In the event of vacancy, impediment or unjustified absence from two consecutive meetings, the member of the Audit Committee shall be replaced, until the end of this term of activity, by his relevant deputy.

Section 3- The members of the Audit Committee shall be invested in their offices upon the execution of a term of investiture in the minute book of member´s meetings and opinions of the Audit Committee , which shall state: (i) their consent to contracts eventually executed by Petrobras with the stock exchange or entity that maintain the organized counter market, accredited by the CVM, whose objective is to adopt corporate governance standards established by these entities, being responsible for complying with such contracts and respective regulations of differentiated corporate governance practices, if applicable, and (ii) consent with the terms of the arbitration clause contemplated in article 58 of these Bylaws.

Art. 44- The term of performance of the members of the Audit Committee is 1 (one) year, 2 (two) consecutive reelections being permitted.

Section 1- The member of the Audit Committee, who has not participated in any annual training provided by the Company in the last 2 (two) years may not be reelected.

Section 2- When the maximum term for reelection has been reached, the member or such Audit Committee may only return after the period equivalent to one term of management has elapsed.

Art. 45- The remuneration of the members of the Audit Committee , in addition to the mandatory reimbursement of expenses with travel and accommodation necessary to perform their duties, shall be established by the General Meeting that elects them, observing the limit established in Law No. 9.292, of 1996.

Art. 46- It is incumbent upon the Audit Committee, without prejudice to other duties assigned to it by virtue of legal provision or determination by the General Meeting, to:

I- inspect, by any of its embers, the acts of the management and ensure compliance with their legal and statutory duties;

II- issue an opinion on the annual Management Report, including in its opinion the complementary information that it deems necessary or useful for resolution by the General Meeting;

III- issue an opinion on the proposals made by the management, to be submitted to the General Meeting, in connection with modification of the capital stock, the issuance of debentures of subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, acquisition, merger or spin-off of the Company;

IV- report, by any of its member, to the bodies of administration and if the latter does not take the appropriate steps to protect the interests of the Company, to the members of the General Meeting, errors, fraud or crimes which they discover, and suggest useful measures to the Company;

V- call the Annual General Meeting if the management delays this call for more than one month, and the Extraordinary Meeting, whenever there are serious or urgent reasons, including in the topic of the meetings the matters which they consider necessary;

VI- analyze, at least quarterly, the balance sheet, and other financial statements periodically prepared by the Executive Office;

VII- examine the financial statements of the fiscal year and issue an opinion on them;

VIII- perform these assignments during the liquidation.

Sole paragraph. The members of the Audit Committee shall participate, mandatorily, in the meetings of the Board of Directors in which the matters mentioned in items II, III and VII of this article must be appreciated.

Chapter VII – The Employees of the Company

Art. 47- The employees of Petrobras are subject to the labor legislation and internal regulations of the Company, the legal standards applicable to employees of mixed-capital companies being observed.

Art. 48- Hiring of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall comply with the public selection process, pursuant to the terms approved by the Executive Office.

Art. 49- The positions of the Higher Administration and the responsibilities of the respective tenured members shall be defined in the Company’s Basic Organization Plan.

Section 1- The positions or roles mentioned in the caput of this article, linked to the Board of Directors, may, exceptionally and, at the discretion of Board of Directors, be assigned to technicians or specialists who do not integrate the permanent staff of the Company, through contracts with free appointment and release.

Section 2- The positions mentioned in the caput of this article, linked to the Executive Office or to its members, may, upon proposal and justification by the Executive Office and approval by the Board of Directors, exceptionally be assigned to technicians or specialists who do not integrate the Company’s permanent staff, through contracts with free appointment and release.

Section 3- The managerial positions which integrate the Company’s organizational framework, at the other levels, shall have the responsibilities for their members defined within the standards of the respective bodies.

Art. 50- Without prejudice to the requisitions set forth in the law, the assignment of employees of Petrobras and of its wholly-owned subsidiaries or controlled companies shall depend on the authorization, in each case, of the Executive Office and shall be made, whenever possible, by reimbursement of the corresponding costs.

Art. 51- The Company will allocate a portion of its annual income to be distributed among its employees, according to the criteria approved by the Board of Directors, pursuant to the legislation in force.

Chapter VIII – General Provisions

Art. 52- The activities of Petrobras follow the Basic Organization Plan, approved by the Board of Directors, which will contain, among others, the organization model and define the nature and assignments of each unit of the general structure and the subordination relationships necessary for the operation of Petrobras, pursuant to these Bylaws.

Art. 53- The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and the other financial statements shall be drawn up. The latter shall comply with the applicable legal provisions.

Sole paragraph. The Company may draw up semiannual balance sheets to pay dividends or interest on shareholders’ equity, by resolution of the Board of Directors.

Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for purpose of an increase of the capital of the Company, financial charges equivalent to the SELIC shall accrue from the date of transfer to the date of capitalization.

Art. 55- Petrobras shall allocate, from the net profits verified in its Annual Balance Sheet, the portion of 0.5% (zero point five percent) on the paid-up capital stock, for the constitution of the special reserve, intended to pay for the cost of the Company’s research and technical development programs.

Sole paragraph. The accumulated balance of the reserve set forth in this article may not exceed 5% (five percent) of the paid-up capital stock.

Art. 56- After the distribution of the minimum dividend set forth in article 8 of these Bylaws has been resolved, the General Meeting may, pursuant to the terms of the corporate legislation and specific federal norms, attribute percentages or bonuses to the members of the Company’s Executive Office, as variable remuneration.

Art. 57- The Executive Office may authorize the practice of free reasonable acts for the benefit of its employees or the community in which the Company participates, including the donation of goods of no further use to them, having in view its social responsibilities, as set forth in Section 4 of article 154 of Law No. 6.404, of 1976.

Art. 58- Disputes or controversies involving the Company, its shareholders, management and members of the Audit Committee , whose purpose is the application of the provisions contained in Law No. 6.404, of 1976, in these Bylaws, in the standards published by the Brazilian National Monetary Council [CMN], the Central Bank of Brazil [Bacen] and by CVM, as well as in the other standards applicable to the working of the capitals markets in general, in addition to those contained in contracts eventually executed by Petrobras with stock exchange(s) or organized counter market entity(ies), accredit by Comissão de Valores Mobiliários [CVM], whose objective is to adopt corporate governance standards established by these entities and relevant regulations of differentiated corporate governance practices shall be resolved by arbitration, pursuant to the rules set forth by the Market Arbitration Chamber [Câmara de Arbitragem do Mercado], if applicable.

Sole paragraph. The resolutions taken by the Federal Government, by a vote at General Meeting, whose objective is to direct its business, pursuant to the terms of article 238 of Law No. 6.404, de 1976, are considered as forms of exercise of unavailable rights and shall not be subject to the arbitration procedure set forth in the caput of this article.

Art. 59- Contracts executed by Petrobras for the acquisition of goods and services shall be preceded by simplified bidding procedure, pursuant to the regulation approved by Decree No. 2.745, of August 24, 1998.

Art. 60- In order to compose its proposal to participate in bids, which precede the concessions contemplated in Law No. 9.478, of 1997, Petrobras may execute preliminary contracts, by issuing invitation letters, assuring prices and commitments of supply of goods and services.

Sole paragraph. The preliminary contracts shall legally contain a resolutory clause, to be exercised without penalty or indemnity of any kind in the case of another bidder being declared the winner, and shall be subsequently submitted for appreciation by external control and inspection bodies.”

Item III: By the vote of the majority of the shareholders present (according to the voting map attached to these minutes), in compliance with the vote of the Federal Government representative, the insertion in the Referral Policy of Members of the Audit Committee, Board of Directors and Executive Office of Petrobras, of additional requirements of unblemished reputation, in addition to those contained in Law 13.303, of June 30, 2016, and in Decree 8.945, December 27, 2016, pursuant to article 40, item XIII of the Bylaws of Petrobras, was approved, as described:

1)	Regularity Cadastral – CPF

a)	Do not have a CPF with “Null” status in the Receita Federal.

2)	Participation in Legal Entity

a)	Does not hold relevant corporate interest in limited companies (article 1,099 of the Civil Code) and non-public companies (article 243, §§ 4 and 5 of Law 6,404 / 76), which in the Petrobras register and which have supplier, client, sponsored entity, consortium or joint venture with Petrobras, its subsidiaries, subsidiaries and affiliates, in the last 3 (three) years.

b)	Do not integrate the decision-making structure of a non-profit legal entity, except when higher education institutions and legal entities linked to them or Social Organization (OS) with a mission to develop scientific activities, which has transacted as a supplier, client, sponsored entity, Consortium or joint venture with Petrobras, its subsidiaries, controlled and affiliated companies, within the last 3 (three) years.

c)	He did not detain control or participated in a statutory body of legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of his election or appointment, except as a liquidator, commissioner or judicial administrator.

3)	Regularity Cadastral – CPF History of Internal Investigation / Disciplinary Sanctions broken down in the Employee Registration Form:

a)	Not have been included in the system of consequence under the Petrobras System or have suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.

b)	Do not have a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Petrobras Program Manual of Prevention of Corruption or other regulations related in the last 3 (three) years, when applicable.

4)	Audit highlights:

a)	Not be responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.

5)	Commercial and financial issues:

a)	Do not have financial problems that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are in question by the court or through a consumer protection agency at the time of the nomination. (Note: The candidate must provide the negative certificates of the title and distribution registries of his domicile in the last 5 (five) years).

b)	Not having a federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination. (Note: The candidate must provide the negative, or positive, negative, federal, state and municipal certificates of their domicile within the last 5 (five) years.

6)	Legal and / or administrative proceedings:

a)	Not be convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be exercised.

b)	Do not have against you judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, as long as related to the activity to be performed. Not to be convicted, in the second instance, in criminal prosecution, in the Brazil or abroad, related to the activity to be performed.

c)	Not to have been fined a final decision in the scope of external control, regulation and control organs in the last 5 years.

7)	Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Fiscal Officers of Petrobras subsidiaries, controlled companies and affiliates, and is prohibited from participating in more than two (2) of these Boards. This prohibition does not apply when the person in charge of administration or fiscal in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Having nothing further to deal, the Extraordinary General Meeting was ended.

VI.	RECORD OF VERBAL STATEMENTS:

The verbal statements of the following shareholders are laid down below:

-	[Association of Engineers of Petrobras] Associação dos Engenheiros da Petrobras – AEPET, represented in these Meetings by Mr. Fernando Leite Siqueira, who cast a vote against the approval of item I of the agenda of the AGO [Annual General Meeting] and of items I and II of the agenda of the AGE [Extraordinary General Meetings], making comments on aspects of the divestments plan of Petrobras and accounting write-offs recently made by the Company, in addition to challenging the representation of the Federal Government in these General Meetings, as a result of the fact that members of the Federal Government were mentioned in plea bargains in the scope of Operation Carwash [“Lava Jato”];

-	Caixa de Previdência dos Funcionários do Banco do Brasil, represented in these Meetings by Mrs. Kátia Luzia Antunes Bittencourt, approving with qualification item I of the agenda of the AGO [Annual General Meeting], based on the possibility of revision of the values appointed as losses in the ramifications of Operation Carwash and in Official Letter No. 33/2017/CVM/SEP/GEA-E; reaffirming her right to cast her vote in the elections of Members of the Audit Committee for the vacancies intended to minority shareholders and holders of preferred shares, and recording abstention in item III of the agenda of the AGO;

-	Shareholder Luis Eduardo Potsch de Carvalho e Silva, expressing in the form taken by shareholders’ meetings held by different Brazilian companies, requesting information on the role of the Corporate Intelligence and Security area of Petrobras; and mentioning an exposition made by him at the previous AGE [Extraordinary General Meeting] of Petrobras on aspects of the petrochemical industry;

-	Shareholder Ciro César Dal Bem, represented in these Meetings by Mr. Macário Serrano Elias, expressing a protest against failure to apply the provisions of article 111, Section 1 of Law 6.404, of December 15, 1976 to these Meetings, stating his understanding that the performance of the Administration of Company and of the Controlling Shareholders denotes an attitude of resignation and an attempt against National Sovereignty;

-	Shareholder Rodrigo Sanches de Almeida, expressing on the condition of the minority shareholders and on several aspects of the Company, in addition to making suggestions to improve the Corporate Governance of Petrobras;

-	Shareholder Romano Guido Nello Gaucho Allegro, expressing his opinion on the manner Petrobras treated accusations in the past and repeating his request to have his formal pronouncements made in past meetings of Petrobras, held between 2010 and 2014 analyzed;

-	Shareholder Jose Martins Ribeiro making comments on the foundations to form the Company’s Financial Statements, concerning CVM’s question with respect to the adoption of hedge account, and questioning item III of the agenda of the AGO [Annual General Meeting].

VII.	DOCUMENTS FILED WITH THE COMPANY:

The documents listed below are filed in the Company, in compliance with the article 130, Section 1, letter “a,” of the Brazilian Corporations Law [“LSA”]:

-	Ballot Papers completed by shareholders or their attorneys-in-fact and delivered to the Board, containing the resolutions contained in items I, II, III of the Agenda of the Annual General Meeting and of items I, II and III of the Agenda of the Extraordinary General Meeting;

-	Power of attorney of Vote of shareholders registered in Online Meeting, represented by their attorneys-in-fact, Alexandre Brito Barbosa, Helder Luis Paes Moreira Leite and Fábio Luis Soares Xavier;

-	Power of attorney and expression of the vote by The Bank of New York Mellon – Depositary Receipts, a foreign Depositary Institution, issuer of ADRs [American Depositary Receipts] representing shares of the Company, represented in these Meetings by Mr. Paulo Roberto Esteves, reporting the pronouncements made by holders of ADR for (AGO: item I – 230.529.824 / item II – 359.677.553 (candidates to members of the Audit Committee appointed by the minority common shareholders Fundo de Investimento em Ações Dinâmica Energia e Banclass, Fundo de Investimento em Ações—Reginaldo Ferreira Alexandre – holder and Marcelo Gasparino da Silva – deputy); 64.223.669 (candidates to members of the Audit Committee appointed by minority common shareholder Guilherme Affonso Ferreira—Francisco Vidal Luna – holder and Manuelito Pereira Magalhães Júnior – deputy); 563.456.413 (candidates to members of the Audit Committee appointed by holders of preferred shares Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações – Walter Luis Bernardes Albertoni – holder and José Pais Rangel – deputy); e 88.005.609 (candidates to members of the Audit Committee appointed by holders of preferred shares Leblon Previdência Fundo de Investimento Multimercado e Ataulfo LLC – Sonia Julia Sulzbeck Villalobos – holder and Carlos Eduardo Lessa Brandão – deputy) / item III – 470.627.180 / AGE: item I – 521.962.280 / item II – 522.263.300 / item III – 521.464.098); against (AGO: item I – 277.812.637 / item II – 4.384.983 (candidates to members of the Audit Committee appointed by the minority holders of common shares Fundo de Investimento em Ações Dinâmica Energia e Banclass Fundo de Investimento em Ações—Chapa formed by Reginaldo Ferreira Alexandre – holder and Marcelo Gasparino da Silva – deputy, to members of the CF by the minority members); 22.225.330 (candidates to members of the Audit Committee appointed by the minority holder of common shares Guilherme Affonso Ferreira—Francisco Vidal Luna – holder and Manuelito Pereira Magalhães Júnior – deputy); 23.888.906 (candidates to members of the Audit Committee appointed by holders of preferred shares Fundo de Investimento em Ações Dinâmica Energia e Banclass Fundo de Investimento em Ações – Walter Luis Bernardes Albertoni – holder and José Pais Rangel – deputy); e 253.774,250 (candidates to members of the Audit Committee appointed by holders of preferred shares Leblon Previdência Fundo de Investimento Multimercado e Ataulfo LLC – Sonia Julia Sulzbeck Villalobos – holder and Carlos Eduardo Lessa Brandão – deputy) / item III – 52.988.396 / AGE: item I – 1.434.679 / item II – 1.235.544 / item III – 1.850.576) and abstaining from voting (AGO: item I – 16.944.733 / item II – 161.224.658 (candidates to members of the Audit Committee appointed by the minority holders of common shares Fundo de Investimento em Ações Dinâmica Energia e Banclass Fundo de Investimento em Ações—Reginaldo Ferreira Alexandre – holder and Marcelo Gasparino da Silva – deputy); 438.838.195 (candidates to members of the Audit Committee appointed by the minority holder of common shares Guilherme Affonso Ferreira—Francisco Vidal Luna – holder and Manuelito Pereira Magalhães Júnior – deputy);77.095.632 (candidates to members of the Audit Committee appointed by holders of preferred shares Fundo de Investimento em Ações Dinâmica Energia e Banclass Fundo de Investimento em Ações – Walter Luis Bernardes Albertoni – holder and José Pais Rangel – deputy); e 322.661.092 (candidates to members of the Audit Committee appointed by holders of preferred shares Leblon Previdência Fundo de Investimento Multimercado and Ataulfo LLC – Sonia Julia Sulzbeck Villalobos – holder and Carlos Eduardo Lessa Brandão – deputy) / item III – 1.671.618 / AGE: item I – 1.890.235 / item II – 1.788.350 / item III – 1.972.520);

-	Expressions of vote by Associação dos Engenheiros da Petrobras – AEPET;

-	Expressions of vote by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ;

-	Expressions of vote by shareholder Romano Guido Nello Gaucho Allegro;

-	Expression of vote by shareholder Jose Martins Ribeiro;

-	Joint expression of vote by Instituto de Direito Público e Defesa Comunitária Popular (IDEP), Associação dos Acionistas Minoritários de Empresas Estatais (AMEST) and Clube de Acionistas BB Petros delivered to the table by Mr. Macário Serrano Elias, representative of Shareholder Ciro César Dal Bem;

-	Vote listing of funds held in custody by BNP Paribas, Santander, Citibank, J.P. Morgan, Itaú Unibanco and HSBC;

-	Absentee ballot.

Francisco Augusto da Costa e Silva

Chairman of the Annual and Extraordinary General Meetings

Luiz Nelson Guedes de Carvalho

Chairman of the Board of Directors

Jerônimo Antunes

Board Director and Chairman of the Statutory Audit Committee

Maria Teresa Pereira Lima

Representative of the Federal Government

Paulo Roberto Esteves

Representative of The Bank of New York Mellon – Depositary Receipts

João Gonçalves Gabriel

Secretary

PUBLICLY-HELD COMPANY

Taxpayer Identification CNPJ No. 33.000.167/0001-01

Company Register Identification Number NIRE 33300032061

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS—ABR/27/2017

Consolidated maps of votes related to Ordinary and Extraordinary General Meetings

Resolutions		For	Against	Abstain
The drawing up of these minutes as summary was approved by the majority of the shareholders present		6,446,448,019 (*)	0	0
Take the accounts from the management, examine, discuss and vote the Management Report and the Financial Statements of the Company, accompanied by the independent auditors report and the Opinion of the Audit Committee , for the fiscal year ended on December 31, 2016		4,880,044,757	584,442,868	981,960,394
Elect the member of the Audit Committee and corresponding alternates by the Controlling Shareholder:		3,765,446,872	980	2,681,000,167
Elect the member of the Audit Committee and corresponding alternates by the Minority Shareholder:	Reginaldo Ferreira Alexandre and Marcelo Gasparino da Silva	441,895,510	4,384,983	161,224,658
	Francisco Vidal Luna and Manuelito Pereira Magalhães Júnior	112,414,476	22,225,330	438,838,195
Elect the member of the Audit Committee and corresponding alternates by the Preffered Shareholder:	Walter Luis Bernardes Albertoni and Jose Pais Rangel	1,478,052,214	23,888,906	296,452,851
	Sônia Júlia Sulzbeck and Roberto Lamb	162,567,781	253,774,250	322,661,092
Establishment of the compensation of the management, members of the Audit Committee and members of the Board of Directors’ Statutory Advisory Committees.		5,398,623,818 (**)	75,954,030	971,870,171
Proposal of reform of the Bylaws of Petrobras		5,521,095,697 (***)	3,183,955	922,168,367
Restatement of the Bylaws to reflect the amendments and alterations approved		5,521,396,717 (***)	1,238,024	923,813,278
Proposal of insertion, in the Referral Policy of the Members of the Audit Committee, Board of Directors and Executive Office of Petrobras, of additional requirements of unblemished reputation, in addition to those in Law 13.303, of June 30, 2016, and of Decree 8.945, of December 27, 2016, pursuant to article 40, item XIII of the Bylaws of Petrobras.		5,550,561,652	1,850,576	894,035,791

(*)	No objection

(**)	Of the total votes indicated in this item, 3,740,470,811 were in the final form approved by the Meeting (Remuneration Global of R$ 28,573,425.59) and the remainder were in the form of the Management’s proposal (Global Remuneration of R$ 28,900,774.77).

(***)	Of the total votes indicated in these items, 3,740,470,811 were in the final form approved by the Assembly (adjustments in the wording of article 14, article 21, paragraph 1, V and article 30, VI in relation to the proposal of the Management) and the other items remain in the same form as proposed by the Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer